UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>April 1, 2007 to April 30, 2007</u>

Commission File Number of issuing entity: <u>333-131196-09</u>

<u>Home Loan Trust 2007-HI1</u>
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131196

<u>Residential Funding Mortgage Securities II, Inc.</u>
(Exact name of depositor as specified in its charter)

<u>Residential Funding Company, LLC</u>
(Exact name of sponsor as specified in its charter)

Delaware	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer	
8400 Normandale Lake Boulevard	55437
Minneapolis, Minnesota 55437	(Zip Code)
(Address of principal executive offices of issuing entity)	

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Home Loan-Backed Notes, Series 2007-HI1, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No __

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the Home Loan-Backed Notes, Series 2007-HI1 (the "Notes"), dated March 27, 2007, and related Prospectus dated March 21, 2007 (collectively, the "Prospectus"), of the Home Loan Trust 2007-HI1 (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Notes were offered under the Prospectus: Class A-1, Class A-2, Class A-3 and Class A-4.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings.

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Financial Statements of Financial Guaranty Insurance Company and Subsidiaries for the Three Months Ended March 31, 2007 are included as Exhibit 99.2 to this Report on Form 10-D, which is incorporated by reference in its entirety herein.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits.

     (a)   Documents filed as part of this report.

Exhibit 99.1   May 2007 Monthly Statement to Noteholders.

Exhibit 99.2   Financial Statements of Financial Guaranty Insurance Company and Subsidiaries for the Three Months Ended March 31, 2007

     (b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 4.3   Servicing Agreement, dated as of March 30, 2007 among Residential Funding Company, LLC, as master servicer, LaSalle Bank National Association, as indenture trustee, and the Home Loan Trust 2007-HI1, as issuer (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 4.4   Amended and Restated Trust Agreement, dated as of March 30, 2007 between Residential Funding Mortgage Securities II, Inc., as depositor, and Wilmington Trust Company, as owner trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 4.5   Indenture, dated as of March 30, 2007 between Home Loan Trust 2007-HI1, as issuer, and LaSalle Bank National Association, as indenture trustee, and Appendix A thereto (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.1   Home Loan Purchase Agreement, dated as of March 1, 2007 between Residential Funding Mortgage Securities II, Inc. and Residential Funding Company, LLC (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 10.2   Financial Guaranty Insurance Policy, dated March 30, 2007, issued by Financial Guaranty Insurance Company relating to the Home Loan-Backed Notes, Series 2007-HI1, Class A Notes (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on April 13, 2007).

Exhibit 99.1   May 2007 Monthly Statement to Noteholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 25, 2007

HOME LOAN TRUST 2007-HI1
(Issuing entity)

By: Residential Funding Company, LLC, as Master
   Servicer

By: /s/ Darsi Meyer
   Name: Darsi Meyer
   Title: Director

EXHIBIT 99.1 – MONTHLY STATEMENT TO NOTEHOLDERS

EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Financial Guaranty Insurance Company and Subsidiaries

March 31, 2007999

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Financial Statements

March 31, 2007

Contents

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	March 31, 2007	December 31, 2006
	(Unaudited)	
Assets		
Fixed maturity securities, available for sale, at fair value (amortized cost of $3,657,228 in 2007 and $3,627,344 in 2006)	$ 3,654,316	$ 3,627,007
Variable interest entity fixed maturity securities, held to maturity at amortized cost	750,000	750,000
Short-term investments	160,769	211,726
Total investments	4,565,085	4,588,733
Cash and cash equivalents	100,290	29,963
Accrued investment income	51,546	49,843
Reinsurance recoverable on losses	1,183	1,485
Prepaid reinsurance premiums	161,249	156,708
Policy acquisition costs deferred, net	103,427	93,170
Receivable from related parties	1,958	2,483
Property and equipment, net of accumulated depreciation of $2,426 in 2007 and $2,107 in 2006	2,472	2,617
Foreign deferred tax asset	3,708	3,491
Prepaid expenses and other assets	21,994	17,589
Total assets	$ 5,012,912	$ 4,946,082
Liabilities and stockholder's equity		
Liabilities:		
Unearned premiums	$ 1,366,529	$ 1,347,592
Losses and loss adjustment expense reserves	41,355	40,299
Ceded reinsurance balances payable	6,729	7,524
Accounts payable and accrued expenses and other liabilities	25,559	43,405
Payable for securities purchased	–	10,770
Variable interest entity floating rate notes	750,000	750,000
Accrued interest expense – variable interest entity	1,310	1,298
Capital lease obligations	2,988	2,941
Current income taxes payable	30,057	17,520
Deferred income taxes	79,224	76,551
Dividends payable	–	10,000
Total liabilities	2,303,751	2,307,900
Stockholder's equity:		
Common stock, par value $1,500 per share; 10,000 shares authorized, issued and outstanding	15,000	15,000
Additional paid-in capital	1,903,893	1,901,799
Accumulated other comprehensive income, net of tax	5,022	6,500
Retained earnings	785,246	714,883
Total stockholder's equity	2,709,161	2,638,182
Total liabilities and stockholder's equity	$ 5,012,912	$ 4,946,082

See accompanying notes to consolidated financial statements.

Financial Guaranty Insurance Company and Subsidiaries

Consolidated Statements of Income
(Unaudited)

(Dollars in thousands)

	Three months ended March 31,	
	2007	2006
Revenues:		
Gross direct and assumed premiums written	**$ 103,175**	$ 89,281
Ceded premiums written	**(12,195)**	(6,423)
Net premiums written	**90,980**	82,858
Change in net unearned premiums	**(14,397)**	(23,394)
Net premiums earned	**76,583**	59,464
Net investment income	**37,400**	32,319
Interest income – investments held by variable interest entity	**11,357**	4,937
Net realized gains	**261**	-
Net realized and unrealized gains (losses) on credit derivative contracts	**462**	(228)
Other income	**412**	536
Total revenues	**126,475**	97,028
Expenses:		
Losses and loss adjustment expenses	**1,182**	(1,933)
Underwriting expenses	**28,387**	24,117
Policy acquisition cost deferred, net	**(13,973)**	(12,513)
Amortization of policy acquisition costs deferred	**3,783**	3,192
Interest expense – debt held by variable interest entity	**11,357**	4,937
Other operating expenses	**396**	1,655
Total expenses	**31,132**	19,455
Income before income tax expense	**95,343**	77,573
Income tax expense	**24,982**	18,862
Net income	**$ 70,361**	$ 58,711

See accompanying notes to consolidated financial statements.

Financial Guaranty Insurance Company and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)
(Dollars in thousands)

	Three months ended March 31,	
	2007	**2006**
Operating activities		
Net income	**$ 70,361**	$ 58,711
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of policy acquisition costs deferred	**3,783**	3,192
Policy acquisition costs deferred	**(13,973)**	(12,513)
Depreciation of property and equipment	**319**	266
Amortization of fixed maturity securities	**8,681**	8,314
Amortization of short-term investments	**73**	28
Net realized gains on investments	**(261)**	–
Stock compensation expense	**2,087**	1,476
Change in accrued investment income, prepaid expenses and other assets, foreign deferred tax asset and accrued interest expense, net	**(6,194)**	(11,251)
Change in net realized and unrealized gains (losses) on credit derivative contracts	**(462)**	228
Change in reinsurance recoverable on losses	**302**	931
Change in prepaid reinsurance premiums	**(4,541)**	(1,910)
Change in unearned premiums	**18,969**	25,434
Change in losses and loss adjustment expense reserves	**1,056**	(4,584)
Change in receivable from related parties	**525**	9,539
Change in ceded reinsurance balances payable and accounts payable and accrued expenses and other liabilities	**(18,270)**	(12,763)
Change in current federal income taxes receivable	**–**	2,158
Change in current income taxes payable	**12,537**	16,585
Change in deferred income taxes	**3,552**	110
Net cash provided by operating activities	**78,544**	83,951
Investing activities		
Sales and maturities of fixed maturity securities	**61,386**	34,741
Purchases of fixed maturity securities	**(99,606)**	(120,095)
Purchases, sales and maturities of short-term investments, net	**50,866**	7,528
Change in receivable for securities sold	**20**	–
Change in payable for securities purchased	**(10,770)**	19,366
Purchases of fixed assets	**(168)**	(24)
Purchase of investments held by variable interest entity	**–**	(750,000)
Net cash provided by (used in) investing activities	**1,728**	(808,484)
Financing activities		
Proceeds from issuance of debt held by variable interest entity	**–**	750,000
Dividends paid to FGIC Corp	**(10,000)**	–
Net cash (used in) provided by financing activities	**(10,000)**	750,000
Effect of exchange rate changes on cash	**55**	175
Net increase in cash and cash equivalents	**70,327**	25,642
Cash and cash equivalents at beginning of period	**29,963**	45,077
Cash and cash equivalents at end of period	**$ 100,290**	$ 70,719

See accompanying notes to consolidated financial statements.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

1. Business and Organization

Financial Guaranty Insurance Company (the "Company") is a wholly owned subsidiary of FGIC Corporation ("FGIC Corp."). The Company provides financial guaranty insurance and other forms of credit enhancement for public finance and structured finance obligations. The Company's financial strength is rated "Aaa" by Moody's Investors Service, Inc., "AAA" by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and "AAA" by Fitch Ratings, Inc. The Company is licensed to write financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the U.S. Virgin Islands, and, through a branch, the United Kingdom. In addition, a United Kingdom subsidiary of the Company is authorized to write financial guaranty business in the United Kingdom and has passport rights to write business in other European Union member countries.

2. Basis of Presentation

The consolidated financial statements include the accounts of the Company and all other entities in which the Company has a controlling financial interest. All significant intercompany balances have been eliminated.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of results that may be expected for the year ending December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, including the accompanying notes.

Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

3. Review of Financial Guaranty Industry Accounting Practices

On April 18, 2007, the Financial Accounting Standards Board ("FASB") issued an Exposure Draft of a Proposed Statement of Financial Accounting Standards entitled *Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.* The proposed statement addresses accounting for loss reserving, premium recognition and additional disclosures regarding financial guaranty insurance contracts. Currently, the financial guaranty industry accounts for financial guaranty insurance contracts under SFAS No. 60, *Accounting and Reporting by Insurance Enterprises,* which was developed prior to the emergence of the financial guaranty industry. As SFAS No. 60 does not specifically address financial guaranty contracts, there has been diversity in the manner in which different financial guarantors account for these contracts. The purpose of the proposed statement is to provide authoritative guidance on accounting for financial guaranty contracts that are not accounted for as derivative contracts under SFAS No. 133. The final pronouncement is expected to be issued later in 2007, and will be effective for financial statements issued for fiscal years beginning after December 15, 2007. Upon the issuance of the final pronouncement, the Company, along with other companies in the financial guaranty industry, may be required to change certain aspects of accounting for loss reserves, premium income and disclosures.

4. New Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of SFAS No. 109, *Accounting for Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109 and prescribes metrics for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on other matters related to accounting for income taxes. FIN 48 is applicable for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on January 1, 2007. (See note 7.)

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*. SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and addresses issues raised in SFAS No. 133 Implementation Issue No. D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets*. The primary objectives of SFAS No. 155 are: (i) with respect to SFAS No. 133, to address accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS No. 140, eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after January 1, 2007. The Company adopted SFAS No. 155 on January 1, 2007.

(Dollars in thousands, except per share amounts)

4. New Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and requires additional disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but its application could change current practices in determining fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the implications of SFAS No. 157 and its potential impact on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 does not require any new fair value measurements. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the implications of SFAS No. 159 and its potential impact on the Company's financial statements.

5. Premium Refundings

Unearned premiums represent the portion of premiums received applicable to future periods on insurance policies in force. When an obligation insured by the Company is refunded by the issuer prior to the end of the expected policy coverage period, any remaining unearned premium is recognized. A refunding occurs when an insured obligation is called or legally defeased by the issuer prior to stated maturity. Premiums earned on refundings for the three months ended March 31, 2007 and 2006 were $15,072 and $7,311, respectively.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

6. Loss and Loss Adjustment Expense Reserves

Loss reserves and loss adjustment expenses are regularly reviewed and updated based on claim payments and the results of surveillance. The Company conducts ongoing insured portfolio surveillance to identify impaired obligations and thereby provide a materially complete recognition of losses for each accounting period. The reserves are necessarily based upon estimates and subjective judgments about the outcomes of future events, and actual results will likely differ from these estimates. At March 31, 2007, the Company had case reserves of $28,409, credit watchlist reserves of $11,417 and an unallocated loss adjustment expense reserve of $1,529. At December 31, 2006, the Company had case reserves of $27,029, credit watchlist reserves of $11,741 and an unallocated loss adjustment expense reserve of $1,529.

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

7. Income Taxes

The Company file consolidated U.S. federal tax return with FGIC Corp. The Company also files separate returns in various state and foreign jurisdictions. The Company is not subject to U.S. federal, state and local, and non-U.S. income tax examinations by tax authorities for years before 2003.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes ("FIN 48"),* on January 1, 2007. The Company's liability for unrecognized tax benefits was not impacted as a result of the adoption of FIN 48.

As of March 31, 2007, the balance of unrecognized tax benefits included in current income taxes payable was $19,658, of which $6,242 related to tax positions for which the ultimate deductibility is certain but for which there is uncertainty as to the timing of deductibility. A disallowance as to the timing of recognition of these tax positions would not result in a change to the annual effective tax rate but would accelerate the payment of cash to the taxing authority. Interest and penalties on any disallowance would also affect the annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits in tax expense. During the three months ended March 31, 2007 and 2006, the Company recognized approximately $536 and $0, respectively, in tax expense related to interest and penalties. The Company had approximately $536 and $0 accrued for the payment of interest and penalties at March 31, 2007 and December 31, 2006, respectively, which is included as a component of the balance of unrecognized tax benefits.

In the second quarter of 2006, the Internal Revenue Service (IRS) commenced an examination of the Company's consolidated U.S. income tax returns for 2003 through 2004. The examination is expected to be completed by the end of 2007. As of March 31, 2007, the balance of unrecognized tax benefits relating to the years under examination is $5,354. The Company anticipates recognizing this tax benefit upon completion of the IRS examination.

The Company's U.S. federal effective corporate tax rate of 26.2% and 24.3% for the three months ended March 31, 2007 and 2006, respectively was less than the statutory corporate tax of 35%, primarily due to the tax-exempt interest received on investments.

(Dollars in thousands, except per share amounts)

8. Reinsurance

Net premiums earned are shown net of ceded premiums earned of $7,847 and $4,868 for the three months ended March 31, 2007 and 2006, respectively.

9. Derivative Instruments

The Company provides credit default swaps ("CDSs") to certain buyers of credit protection by entering into contracts that reference collateralized debt obligations from cash and synthetic structures backed by pools of corporate, consumer or structured finance debt. It also offers credit protection on public finance and structured finance obligations in CDS form. The Company considers CDS agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, and to record losses and loss adjustment expenses and changes in fair value as incurred. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect revenues as a component of premiums, and to record claims payments, expected claims as loss and loss adjustment expenses, and changes in fair value as "Net realized and unrealized gains (losses) on credit derivative contracts" on the Consolidated Statements of Income. The Company recorded net earned premium under these agreements of $5,707 and $4,235 for the three months ended March 31, 2007 and 2006, respectively.

The gains and losses recognized by recording CDS agreements at fair value are determined each quarter based on quoted market prices, if available. If quoted market prices are not available, the determination of fair value is based on an internally developed model.

(Dollars in thousands, except per share amounts)

9. Derivative Instruments (continued)

As of March 31, 2007 and 2006, all fair value prices were determined using an internally developed model. The following table summarizes the realized and unrealized gains (losses) on credit derivative agreements.

	March 31,	
	2007	2006
Change in unrealized gains (losses)	**$ 462**	$ (774)
Realized gains	**–**	546
Net realized and unrealized gains (losses) on credit derivative contracts	**$ 462**	$ (228)

The mark-to-market gain and (loss) on the CDS portfolio were $450 and ($1,491) at March 31, 2007 and $314 and ($1,817) at December 31, 2006 and were recorded in other assets and in other liabilities, respectively.

10. Comprehensive Income

Accumulated other comprehensive income (loss) of the Company consists of net unrealized gains and losses on investment securities, foreign currency translation adjustments, and amortization of the realized gain on the interest rate lock. The components of total comprehensive income for the three months ended March 31, 2007 and 2006 were as follows:

	Three Months Ended March 31,	
	2007	2006
Net Income	**$ 70,361**	$ 58,711
Other comprehensive loss	**(1,478)**	(20,153)
Total comprehensive income	**$ 68,883**	$ 38,558

Financial Guaranty Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements
(Unaudited) (continued)

(Dollars in thousands, except per share amounts)

10. Derivative Instruments (continued)

The components of other comprehensive loss for the three months ended March 31, 2007 and 2006 were as follows:

	Three Months Ended March 31, 2007		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding losses arising during the period	$ (2,761)	$ 966	$ (1,795)
Less reclassification adjustment for gains realized in net income	261	(91)	170
Unrealized losses on investments	(2,500)	875	(1,625)
Foreign currency translation adjustment	226	(79)	147
Total other comprehensive loss	$ (2,274)	$ 796	$ (1,478)

	Three Months Ended March 31, 2006		
	Before Tax Amount	Tax	Net of Tax Amount
Unrealized holding losses arising during the period	$ (31,497)	$ 11,022	$ (20,475)
Foreign currency translation adjustment	494	(172)	322
Total other comprehensive loss	$ (31,003)	$ 10,850	$ (20,153)